Mail Stop 3561-CF/AD 11
      						August 11, 2005

Via U.S. Mail and Fax (86-752-2820298)

Mr. Albert Leung, Chief Financial Officer
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong
People`s Republic of China 516023

	RE:	Qiao Xing Universal Telephone, Inc.
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 30, 2005
      File No. 0-29946

Dear Mr. Leung:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Qiao Xing Universal Telephone, Inc.
August 11, 2005
Page 2

Form 20-F for the year ended December 31, 2004

Financial statements:

Notes to consolidated financial statements

Note 19 Other acquired intangible assets, page F-31

1. Describe for us the trademarks you obtained in the
acquisition
of CECT.  Tell us how you evaluated the expected cash flows from each significant trademark and applied the guidance in paragraph
11
of SFAS 142 in determining that the useful lives of these intangible assets are indefinite.

2. Describe for us the methodology and significant assumptions you use to determine the fair value of trademarks for the annual impairment test.

3. Expand the disclosure of your accounting policies for other acquired intangible assets in Note 2.j at page F-14 to clarify those intangible assets with indefinite lives are tested for impairment annual by comparing the fair value to the carrying
amount.   Also revise the discussion of your critical accounting
policies at page 44 to describe the fair value method that you use.
You should also address the specific uncertainties associated with the method, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment long-lived assets. Please refer to the guidance in Release 33-8350, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Qiao Xing Universal Telephone, Inc.
August 11, 2005
Page 3

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director